

July 31, 2013

Via E-mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, TX 77506

>   **Re: Vanguard Energy Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-3 filed July 19, 2013**
>   **Response dated July 22, 2013**
>   **File No. 333-187697**

Dear Mr. Dillard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-3

1.   We note that you have revised your filing to register the units issuable upon the exercise of warrants, which units consist of one share of your common stock and one Class A warrant. You have also registered the underlying common stock and Class A warrants. Each of these layers of securities is not yet outstanding. It is our position that you may register only one layer of securities not outstanding. Please revise to remove either (a) the units or (b) the underlying common stock and Class A warrants.

If you choose to register the units, please revise your legal opinion to address the legality of the units. Refer to Staff Legal Bulletin No. 19 (CF), "Legality and Tax Opinions in Registered Offerings," October 14, 2011, which is available on the SEC website at http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 5.1, Legality Opinion

2.   We note your response to our prior comment and new version of the legality opinion, which states that "the warrants are binding obligations of the Company and any shares issued upon the exercise of the warrants, if exercised in accordance with their terms, will be legally issued and will represent fully paid and non-assessable shares of the Company's common stock." Please clarify for us what "the warrants" refers to in this context. In this regard, we note that you are not registering any warrants that overlie the common stock being registered in the first and third bullet points.

3.   Please obtain a revised legality opinion that states that the Class A Warrants issued upon the exercise of the underwriters' warrants will be binding obligations of the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief